Filed Pursuant to Rule 433

Registration Nos. 333-248702, 333-248702-01,

333-248702-02 and 333-248702-03

Rayonier, L.P.

$450,000,000 2.750% Senior Notes due 2031

Pricing Term Sheet

May 12, 2021

Issuer:	Rayonier, L.P.
Guarantees:	Fully and unconditionally by Rayonier Inc., Rayonier Operating Company LLC, Rayonier TRS Holdings Inc. and each existing and future subsidiary of the Issuer that guarantees certain principal senior credit facilities
Type of Offering:	SEC Registered (Nos. 333-248702, 333-248702-01, 333-248702-02 and 333-248702-03)
Security:	2.750% Senior Notes due 2031
Principal Amount:	$450,000,000
Trade Date:	May 12, 2021
Settlement Date:*	T+3; May 17, 2021
Interest Payment Dates:	May 17 and November 17, commencing November 17, 2021
Maturity:	May 17, 2031
Coupon:	2.750%
Price:	99.195% of face amount
Yield to Maturity:	2.843%
Spread to Benchmark Treasury:	115 bps
Benchmark Treasury:	1.125% UST due February 15, 2031
Benchmark Treasury Price and Yield:	94-29 1.693%
Redemption Provisions:
Par Call Date:	February 17, 2031
Make-whole Call:	Before the Par Call Date at a discount rate of Treasury plus 20 basis points
CUSIP:	75508XAA4
ISIN:	US75508XAA46
Listing:	None
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Book-Running Managers:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC Truist Securities, Inc.
Lead Manager:	Raymond James & Associates, Inc.
Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

*

We expect that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the third business day following the date of this term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037.